RESIDENT PARTNERS: PEGGY P. Y. CHEUNG PHILLIP GEORGIOU ASHLEY HOWLETT JOELLE S. L. LAU ANITA P. F. LEUNG CHIANG LING LI GRAHAM LIM BENJAMIN MCQUHAE CHRISTOPHER SWIFT MICHELLE TAYLOR ROBERT THOMSON
JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓

TELEPHONE: (852) 2526-6895
FACSIMILE : (852) 2868-5871

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
JUAN DU (New York, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNERS:
SEBASTIEN EVRARD
BENEDICT TAI

January 30, 2015

Ms. Barbara C. Jacobs, Assistant Director

Ms. Rebekah Lindsey

Ms. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Wowo Limited
Amendment No. 1 to the Registration Statement on Form F-1
Filed January 30, 2015
File No. 333-201413

Dear Ms. Jacob, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

Wowo Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated January 26, 2015 relating to the Company’s registration statement on Form F-1 previously submitted to the Staff on January 9, 2015. On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We have enclosed herewith for review by the Staff ten (10) copies of a revised registration statement on Form F-1 (“Amendment 1”) and five (5) marked copies showing changes from registration statement submitted on January 9, 2015 to Amendment No. 1. If it would facilitate the Staff’s review of Amendment 1, we would be pleased to provide electronic copies of these clean and marked versions in PDF format as well.

The Company has responded to the Staff’s comments by revising the registration statement to comply with the comment, providing an explanation if the Company has not so revised the registration statement, or providing supplemental information as requested. The Company has also updated the registration statement to reflect its recent developments, including its intention to appoint two independent directors upon listing.

ALKHOBAR  •   AMSTERDAM  •  ATLANTA  •  BEIJING  •  BOSTON  •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS

DUBAI  •  DÜSSELDORF  •   FRANKFURT  •  HONG KONG  •  HOUSTON • IRVINE  •  JEDDAH • LONDON  •  LOS ANGELES

MADRID  •  MEXICO CITY  •  MILAN  •  MOSCOW  •  MUNICH  •  NEW YORK  •  PARIS • PITTSBURGH  •  RIYADH   •  SAN DIEGO

SAN FRANCISCO  •  SAO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the revised registration statement enclosed herewith.

Confidential Registration Statement on Form F-l

Registration Statement Facing Page

1.                                      Since you anticipate that this offering will be made on a best efforts basis, please check the box indicating that the securities are to be offered on a delayed or continuous basis under Securities Act Rule 415. Also, revise the undertakings section of the registration statement to include the undertakings applicable to a Rule 415 offering. Refer to Item 512(a) of Regulation S-K.

The Company has checked the box on the Facing Page of Amendment 1 indicating that the securities are to be offered on a delayed or continuous basis under Securities Act Rule 415 and has also revised the undertakings on page II-2 of Amendment 1 in response to the Staff’s comment.

Prospectus Cover Page

2.                                      We note the disclosure on page 58 that you expect this offering to be made on a best efforts basis with no minimum number of ADSs required to be sold for the offering to proceed. Please revise the cover page to specifically address the “no minimum” structure of the transaction. In this regard, the cover page disclosure should indicate that there is no requirement that you sell a specified number of shares before the proceeds of the offering become available for your use and that there are no provisions for the return of funds to investors if only a nominal amount of shares are sold in the offering. You should also address the fact that all of the shares may not be sold and discuss the range of possible outcomes, including the possibility the company may receive only minimal proceeds. In this regard, consider removing the proceeds table from the cover page given that the proceeds to the company are not assured.

The Company has revised the cover page of Amendment 1 in response to the Staff’s comment.

3.                                      Disclose on the cover page the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

The Company has revised the cover page of Amendment 1 in response to the Staff’s comment.

Risk Factors, page 16

4.                                      Given that this is a best efforts, no minimum offering, please add a risk factor that indicates that you may not receive sufficient proceeds to fund planned operations or cover the costs of the offering. Discuss the impact on the company and its planned operations if you are unable to raise sufficient funds in the offering.

The Company has included a new risk factor on page 56 of Amendment 1 in response to the Staff’s comment.

Risks Related to our ADSs and This Offering, page 48

5.                                      We note the new disclosure on page 176 that parties to the deposit agreement waive their right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADSs. Please disclose that fact in this section.

The Company has added the disclosure on page 55 of Amendment 1 in response to the Staff’s comment.

Use of Proceeds, page 58

6.                                      You disclose that you will use the net proceeds from the offering for general corporate purposes including future operating losses and working capital needs. Please revise to provide more details regarding what constitutes working capital and other general corporate purposes. Consider disclosing the amount of proceeds that you plan to use to grow your business. In this regard, you describe on page 117 strategies to expand your business but do not indicate if they will be funded with offering proceeds. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. Additionally, indicate the order of priority of each of your intended uses of the net proceeds if you sell 25%, 50%, 75% and 100% of the ADSs being offered.

The Company has broken out the intended use of proceeds principally into (i) working capital, (ii) research and development on mobile applications, (ii) marketing expenses, and (iv) others. The Company has also provided in tabular format the priority of each intended use of proceeds based varying success rates of selling 25%, 50%, 75% and 100% of our ADSs. Please see the revised the disclosure on page 60 of Amendment 1.

Dilution, page 61

7.                                     Because this is a best efforts, no minimum offering, please revise the Dilution and Capitalization disclosure to reflect the sale of varying amounts of the total amount of securities being offered. For instance, revise to also include the impact of selling 25%, 50%, 75% and 100% of the ADSs being offered.

Please see the revised disclosure on pages 64 to 65 of Amendment 1 as requested.

8.                                      Please refer to our prior comment 2. We note your response regarding the fact that the offering will have an antidilutive effect to the tangible book value measure per share for all outstanding shares; however, Item 506(b) of Regulation S-K requires disclosure of the increase in tangible book value per share that is attributable to the cash payments made by purchasers of your shares in this offering. Therefore, your disclosure should include presentation of the following:

•                  Historical negative tangible book value per share,

•                  The assumed public offering price per share,

•                  The net tangible book value per share after the offering and,

•                  The increase to the net tangible book value per share attributable to investors in this IPO.

If you continue to believe that total assets per share is a meaningful measure of the dilution to the price paid by investors in this offering, please present that measure alongside the presentation of net book value per share and provide the appropriate explanatory disclosure. Also, given the significant equity changes in connection with the conversion of your preferred stock and indebtedness that will occur simultaneously with the IPO, please tell us what consideration was given to presenting a pro forma net tangible book value per share subsequent to the conversions but prior to the IPO to better reflect the increase in tangible book value per share caused solely by the purchasers of your stock.

Please see the revised disclosure on pages 64 and 65 of Amendment 1 as requested. The Company respectfully advises the Staff that the measure of total assets per share is removed after revisiting the requirement of Item 506(b) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 76

9.                                      We note your response to our prior comment 4 in which you state that the measure of cumulative customers represents people who are aware of the company and that the measure of cumulative repeat customers represents the stickiness of your customers. However, you do not explain how the levels of customer awareness and stickiness have impacted your revenues for the reported periods. Therefore, as previously requested, please provide the following:

•                  Explain how the number of cumulative customers and the number of cumulative repeat customers correlate to the changes in revenue from period to period.

•                  To balance out your discussion of the number of cumulative customers, tell us your consideration for disclosing the actual number of customers who have made at least one purchase during each period presented as this would appear to be more meaningful and provide better insight into revenue trends each period.

The Company does not find any direct correlation between the number of cumulative customers and cumulative repeat customers, on the one hand, and the Company’s revenue, on the other hand, at this stage of its development. The Company had disclosed these metrics with the intent to demonstrate the growth of Company’s presence and “stickiness” as oppose to only showing revenue. In light of the Staff’s comment, the Company believes the inference that investors may draw by equating mere presence and stickiness with  revenue may be too strong, notwithstanding no direct comparison had ever been made. As a result, the Company has deleted the disclosure on cumulative customers and cumulative repeat customers, on page 80 of Amendment 1, the only place where these metrics were disclosed.

The Company management also tracks its growth revenue and otherwise based on a number of other quarterly available metrics such as the number of merchant clients, the number of merchant clients with active online stores during the quarter, the number of service offering and the number of installed WoWo Mobile App, all of which have been disclosed.

The Company does not track the number of repeat customer on a quarterly basis but only on an annual basis because the factors that can contribute to such a metric are too numerous as to make the analysis for a shorter period meaningful and the Company management believes disclosure of such a metric could lead investors to draw wrong inferences and the Company management is also currently unable to analyze all the contributing factors for this metric in full.

Liquidity and Capital Resources, page 96

10.                               Please revise to discuss the impact on your liquidity of receiving proceeds in this offering at varying levels, e.g., 25%, 50%, 75% and 100% of the shares being sold.

Company’s liquidity is supported d by the personal commitment of its Chairman and CEO, together with pledges of certain assets. Notwithstanding if this offering could be met with a varying level of success, the Company’s liquidity is assured. In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment 1 in this regard.

Underwriting

11.                               Please explain to us the purpose of the overallotment option. Considering that this is a best efforts offering, it is not clear how the offering could be over-sold. Similarly, advise us as to the purpose of the discussions of lock-ups and stabilization in this section. Finally, we note reference in this section to a selling stockholder, although there does not appear to be a resale component to this offering. Please revise or advise.

The Company has deleted references to the overallotment option and selling stockholders on page 191 of Amendment 1 in response to the Staff’s comment.   The Company has retained the discussion about stabilization as the underwriters may, although not required to do so, engage in such activity.  The Company has also retained the discussion about lock-ups as such lock-ups will be required under the underwriting agreement in order to partially induce the underwriter to enter into the underwriting agreement and perform its obligations thereunder.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

14. Share-Based Compensation, page F-37

12.                               We note your disclosure on page F-38 that options vest ratably over 48 months and are exercisable up to 5 years from the date of grant. Given that you have been granting options since 2012, please tell us why there are no options reflected as exercisable in the table on page F-40.

The Company has revised the disclosure on page F-38 and F-68 of Amendment 1 in response to the Staff’s comment.

15. Net Loss per Share, page F-41

13.                               We note that you have excluded 6,669,219 share options from your calculation of diluted EPS since they were antidilutive. However, we note your disclosure on page F-40 that you have 34,681,354 options outstanding, all of which would appear anti-dilutive since you report a net loss. Similarly, you disclose that you excluded 1,388,950 options from your calculation of net loss as of September 30, 2014 on page F-74 but report 40,915,568 options outstanding on page F-72. Please reconcile this apparent inconsistency. Refer to ASC 260-10-50-1(c) and ASC 260-10-55-3B.

The Company respectfully submits that the Company had 44,996,160, 34,681,354 and 40,915,568 share options outstanding as of the December 31, 2012 and 2013 and September 30, 2014, respectively, which could potentially dilute basic earnings per share in the future, but all of which were excluded from the computation of diluted earnings per share for the years ended December 31, 2012 and 2013 and the nine-month period ended September 30, 2014, as there were losses and their effects would have been anti-dilutive. 6,669,219, 527,693 and 154,897 ordinary shares as disclosed in the financial statements on page F-40 and F-70 represents the incremental number of shares issued from the assumed exercise of share options using the treasury stock method according to ASC260-10-45-23c for the years ended December 31, 2012 and 2013 and the nine-month period ended September 30, 2014, respectively, and such effect was excluded from the calculation of diluted earnings per share.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:                                Maodong Xu — Chairman, Chief Executive Officer

Frank Zhigang Zhao — Chief Financial Officer

Wowo Limited

Andrew Gilbert

DLA Piper LLP (US)